

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 4, 2007

By U.S. Mail and Facsimile

Mr. William G. Mortensen
President & Chief Financial Officer
Advanced Materials Group, Inc.
3303 Lee Parkway, Suite 105
Dallas, Texas 75219

> **Re:** **Form 10-KSB for the Fiscal Year Ended November 30, 2006**
> **File No. 000-16401**

Dear Mr. Mortensen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended November 30, 2006

General

1.   In future filings, please present sales, gross profit, net income (loss) from continuing operations and net income for AMI-Singapore. See instruction 2(2)(iii) of Item 310(b) of Regulation S-B. Also see paragraph 20 of APB No. 18.

Liquidity and Capital Resources, page 11

2.   Please confirm and revise future filings to disclose whether you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date. To the extent material, disclose and discuss your most restrictive debt covenants in future filings.

Item 8A – Controls and Procedures, page 12

3.   We note that your disclosure controls and procedures "provide reasonable
        assurance that material information relating to the Company is made known to
        management including the CEO and CFO." However, your disclosure does not
        address whether your controls and procedures are effective or ineffective nor does
        it provide the appropriate definition of "disclosure controls and procedures" as
        defined in Exchange Act Rule 13a-15(e). In this regard:

- Please confirm to us that your disclosure controls and procedures are effective
  at the reasonable assurance level with respect to controls and procedures
  designed to ensure that information required to be disclosed by you in the
  reports that you file or submit under the Act is recorded, processed,
  summarized and reported, within the time periods specified in the
  Commission's rules and forms and are accumulated and communicated to your
  management, including your principal executive and principal financial
  officers, or persons performing similar functions, as appropriate to allow
  timely decisions regarding required disclosure.

- In addition, please revise your future filings to state the full definition of
  disclosure controls and procedures. Alternatively, you may simply state that
  your disclosure controls and procedures are effective or ineffective.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their
  filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief